Exhibit 1
Advanced Semiconductor Engineering, Inc.
Articles of Incorporation
(Translation)

Chapter One:              General Principles

Article 1.        This company is called 日月光半導體製造股份有限公司, and is registered as a company limited by shares according to the Company Law.  The English name of this company is Advanced Semiconductor Engineering, Inc.

Article 2.        This company is engaged in the following businesses:

(1)	The manufacture, assembly, processing, test and export of various types of integrated circuitry;
(2)	The research, development, design and manufacture, assembly, processing, test and export of various computers, electronics, communications, information products and their peripheral products;
(3)	General import and export trading business (excluding the approved businesses requiring special permits);
(4)	CC01080 Electronic parts and components manufacture business.
(5)	CC01990 Other mechanical, electronic and mechanical devices manufacture businesses (integrated circuit lead frame, ball grid array substrate and flip chip substrate).
(6)	F119010 Electronic material wholesale business.
(7)	F219010 Electronic material retail business.
(8)	I199990 Other consulting service businesses (technical and counseling service for integrated circuit lead frame, ball grid array substrate and flip chip substrate).
(9)	I601010 Leasing business.
(10)	All other businesses not prohibited or restricted by laws and regulations except special permitted businesses.

Article 3.       The investment made by this company in other companies as limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the Company Law.

Article 4.        This company may provide guaranty.

Article 5.       This company's headquarter is located in the Nantze Export Processing Zone, Kaohsiung, Taiwan, R.O.C. and may set up domestic or foreign branch offices as resolved by the Board of Directors, if necessary.

Chapter Two:               Shares

Article 6.       The total capital of the Company is set for NT$80 billion in 8 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$8 billion. The Board of Directors is authorized to issue the un-issued shares in different phase.

Article 7.       The share certificates shall be in registered form and have the signatures or seals of at least three directors of this company and shall be legally authenticated before issuance.

Article 8.       No registration of share transfer shall be made within sixty days before each regular shareholders meeting, or within thirty days before each extraordinary shareholders meeting or five days before the record date for dividends, bonuses or other distributions as determined by this company.

Article 9.        The rules governing stock affairs shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three:            Shareholders Meeting

Article 10.      Shareholders meetings include regular meetings and extraordinary meetings.  Regular meetings shall be held once annually within 6 months of each fiscal year convened by the Board of Directors.  Extraordinary meetings will be held according to the law whenever necessary.

Article 11.     Shareholders meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in case of regular meetings, and 15 days, in case of extraordinary meetings, prior to the date set for such meeting.

Article 12.     Unless otherwise required by the Company Law, the resolution shall be adopted by at least a majority of the votes of Shareholders present at a shareholders meeting which hold a majority of all issued and outstanding shares.

Article 13.      Each and every shareholder of the Company, unless stipulated by Article 179 of The Company Law that has no voting right for each and every share they own, shall have one voting right.

Article 14.      Any shareholder, who for any reason is unable to attend shareholders meetings, may execute a proxy printed by this company to authorize a proxy attending the meeting for him in which the authorization matters shall expressly stated.  Such proxy shall be submitted to this company at least 5 days prior to the shareholders meeting.

Article 15.     The shareholders meeting shall be convened by the Board of Directors unless otherwise stipulated in the Company Law, and the person presiding the meeting will be the chairman.  If the chairman is on leave or for any reason could not discharge his duty, Paragraph 3 of Article 208 of the Company Law should apply.  If the shareholders meeting is called by a person entitled to do so other than the chairman, the person shall be the chairman.  If two or more persons are entitled to call the shareholders meeting, those persons shall elect one as the chairman.

Chapter Four:             Directors, supervisors and managers

Article 16.     This Company has 7 to 9 directors including 2 independent directors and 5 to 7 non-independent directors and 5 to 7 supervisors with tenures of 3 years and who are elected from among the persons with legal capacities.  Re-elections are allowed. When the Company conducts the election of the directors as described in the preceding paragraph, the directors and supervisors shall be elected in accordance with Article 198 of the Company Law and relative laws and regulations. Independent and non-independent directors will be elected together in the same election, except that votes for independent directors and votes for non-independent directors will be tabulated and ranked separately. Candidates to whom the ballots cast represent a prevailing number of votes shall be deemed independent and non-independent directors elect.

Article 16-1.   The Company adopts the candidates nomination system in the election of independent directors. The Board of Directors and any shareholder holding 1% or more of the total number of outstanding shares issued by the Company may submit to the Company in writing a roster of independent director candidates. After reviewing the qualification of each independent director candidate nominated and concluding that such nominated independent director candidates meet the qualification of the independent directors, the Board of Directors shall submit the final roster of all the qualified independent director candidates to the shareholders meeting for election. In case of the shareholders meeting is convened by other convener(s) who is entitled to convene the shareholders meeting, the candidates' qualification shall be reviewed by the person who actually convenes the shareholders meeting and the final roster of all the qualified independent director candidates shall be submitted to the shareholders meeting for election afterward. The methods of acceptance and public announcement in connection with the nomination of the independent director candidates shall be in accordance with Company Law, Securities and Exchange Act and other relevant laws and regulations.

Article 16-2.  The remuneration of independent directors of the Company is NT$2 million for each independent director per year. In case of the term of office of an independent director is less than 1 year, the remuneration thereof shall be calculated with the proportion of his/her actual serving days.

Article 17.      The Board of Directors is constituted by directors.  Their powers and duties are as follows:

(1).	Devising operations strategy.
(2).	Proposing to distribute dividends or make up losses.
(3).	Proposing to increase or decrease capital.
(4).	Reviewing material internal rules and contracts.
(5).	Hiring and discharging the general manager.
(6).	Establishing and dissolving branch offices.
(7).	Reviewing budgets and audited financial statements.
(8).	Other duties and powers granted by or in accordance with the Company Law or shareholders resolutions.

Article 18.      The Board of Directors is constituted by directors, and the chairman and vice chairman is elected by the majority of the directors at a board meeting at which the majority of directors are present.  If the chairman is on leave or for any reason could not discharge his duties, his acting proxy shall be elected in accordance with Article 208 of the Company Law.

Article 19.      Unless otherwise stipulated by The Company Law, meeting of the Board of Directors shall be convened by the Chairperson according to law. And the meeting of the Board of Directors should be convened at the location where the Company is headquartered or at a location convenient to directors or by videoconferencing.

Article 20.      A director may appoint another director to attend the Board of Directors meeting and to exercise the voting right, but a director can accept only one proxy.

Chapter Five:               Managers

Article 21.      This company has one general manager.  The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of Company Law.

Chapter Six:                 Accounting

Article 22.      The fiscal year of this company starts from January 1 and ends on December 31 every year.  At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the Company Law and submit them to the regular shareholders meeting for recognition.

Article 23.      The annual net income ("Income") shall not be distributed before:

(1)	Making up losses, if any;
(2)	10% being set aside as legal reserve;
(3)	A special reserve being set aside pursuant to the laws or regulation of governmental authority;
(4)
Setting aside a special reserve equal to the (unrealized) investment income under equity method for long-term investment, excluding cash dividends (the realized income shall be classified as earnings for distribution);

If any Income remains, it shall be distributed as follows:

(5)	Not more than 2% of the balance (i.e., the Income deducting (1) to (4) above) as compensation to directors and supervisors;
(6)
Not less than 7% and not more than 10% of the balance (i.e. the Income deducting (1) to (5) above) as bonus to employees (the 7% portion being distributed to all employees in the form of stock bonus in accordance with the employee bonus rules, while the portion exceeding 7% being distributed to individual employees (having special contributions) in accordance with the rules made by the board of directors with the authority granted hereby); and

(7)	The remainder is distributed in proportion to the aggregate amount of outstanding shares proposed by the board.

"Employees" referred to in subparagraph (6) above include employees of affiliated companies meeting certain qualifications. Such qualifications are to be determined by the Board of Directors.

Article 24.      This Company is at the developing stage. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder's demand for the cash, this Company adopts Residual Dividend Policy as its dividend policy to distribute the dividends. Under aforesaid policy, 0 to 50% of the dividends are to be distributed in the form of cash dividends and the remains are to be distributed in the form of stock dividends, provided that the adjustment of ratio of cash dividends and stock dividends would be made on the basis of necessity with considering the factors such as economy, operation development and the cash position. The dividends distribution proposal shall be made by the Board of Directors and submitted to the shareholders meeting for approval.

Chapter Seven:            Appendix

Article 25.	The constitutive rules and the operation rules of this company shall be decided otherwise.

Article 26.	Any matter not covered by this Articles of Incorporation shall be subject to the Company Law.

Article 27.	This Articles of Incorporation was enacted on March 31, 1984 as approved by all the promoters.

The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on September 1, 1988.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on 11 July 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.

The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004.
The thirty-second amendment was made on June 30, 2005.
The thirty-second amendment was made on June 21, 2006
The thirty-fourth amendment was made on June 28, 2007
The thirty-fifth amendment was made on June 19, 2008